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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

January 27, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 2

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to a supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by the staff of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 2 to the Registrant’s registration statement on Form N-1A. PEA No. 2 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Long-Term Growers ETF (the “Fund”).

Set forth below is the Staff’s verbal comment together with the Registrant’s response. Terms used but not defined herein have the same meaning as in PEA No. 2.

COMMENT 1:	(SAI – Creations and Redemptions – Acceptance of Creation Orders) The Staff reiterates Comment 10 from the response letter dated January 24, 2022.

Response:

The Registrant has revised the disclosure as follows:

The Fund and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund~~, for example~~ if, including but not limited to, the following conditions are present: (i) the order is not in proper form in accordance with the procedures set forth in the Participant Agreement; (ii) the investor(s),

January 27, 2022 Page 2

upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of such Fund; (iii) ~~acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund; (iv)~~ acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund;~~ or ~~(vi)~~ (iv) in the event that circumstances outside the control of the Fund, the Transfer Agent, the Distributor or the Adviser make it for all practical purposes impossible to process creation orders.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP